Exhibit 99
Letter to Shareholders
Second Quarter 2019

We continue to be thrilled with our overall results, especially given this competitive environment. Our total net premiums written (NPW) for the second quarter were up 13% at a combined ratio (CR) of 90.4. This brings our YTD NPW growth to 14% at a CR of 89.6. All results are in line with our expectations aside from Property, which is running less profitably than our target predominantly due to elevated weather activity.

Continued heavy wind and hail activity, along with a considerable number of tornadoes, resulted in a quarter with significant catastrophe losses. Specifically, Texas experienced wind, hail, and thunderstorms, while the tornadoes were spread throughout the United States. Excluding the recoverable under our aggregate stop-loss agreements, these events added $131.4 million to our Property catastrophe losses in the second quarter taking our YTD Property catastrophe losses to $193.0 million, up 31% compared with the same period in 2018.  Our aggregate stop-loss recoverable, which includes losses and a portion of loss adjustment expenses, increased $42.0 million during the quarter, bringing the year-to-date total to $81.5 million for accident year 2019 losses. After giving effect to this recoverable, our Property CR was 109.0 and 103.6 for the second quarter and first six month of 2019, respectively. As always, we are prepared to take care of our customers in the way they have become accustomed when events of this type occur. Getting them back on their feet and feeling cared for is our main priority.

We are diligently applying our product segmentation acumen, that we’ve developed on the auto side, more deeply to our Property product. Our new 4.0 product design rolled out in Michigan in May. The new product design adds several new coverage features that agents have been requesting, and we expect it to improve our pricing accuracy.  So far, the Michigan sales results are in line with our expectations for the new product.  We expect to elevate five more states on 4.0 this year. We plan to add the HomeQuote Explorer® (HQX) Buy capability for Progressive Home in 10 states this year, bringing the projected year-end total to 14. As a reminder, HQX Buy allows direct shoppers to quote and buy a home policy completely online, without having to call the Progressive Advantage Agency.

Our auto frequency during this quarter decreased 4%, which was offset by severity increases of 8%. This was the 10th quarter in a row we saw frequency decrease. On a year-over-year basis for the first six months, severity increased 8% and frequency decreased 3%. Because our customers prefer stable rates, we have been diligent around our rate revisions and are watching these trends closely at the state, consumer segment, and product level.

Results remain stellar on the Investment side of the house. The portfolio returned 2.2% in the second quarter, with fixed-income securities returning 2.1% and common stocks returning 4.0%.  The second quarter ended with a strong month for both treasuries and risk assets, with a rare synchronization of equities, credit spreads, and treasuries all rallying together on growing expectations of Fed rate cuts and a reduction in trade war rhetoric following the June G20 summit.  YTD returns through June were 5.5% for the portfolio, comprised of 4.4% from fixed income and 17.9% from equities.

This quarter, we took a significant step forward in expanding our Commercial Lines product offerings with the introduction of a Progressive Business Owners Policy (BOP).  Our BOP provides a package of business liability and commercial property coverages on a single policy form designed specifically for small business owners.  While this product is currently only available through select agents in Ohio, we plan to add additional states by the end of the year contingent on product performance and agent feedback.

In last quarter’s letter, I highlighted how we partner with our incredible independent agents to acquire, grow, and retain our mutual customers. To that end, and because the home product has become such an integral contribution to what we are able to offer our customers and consumers, we made the decision to revise our Vision statement. For several years, our vision has been to Become consumers’ #1 choice and destination for auto and other insurance. Our revised Vision statement that I am proud to unveil is to Become consumers’ and agents’ #1 choice and destination for auto, home, and other insurance. While these changes may seem subtle, they are meaningful to us as we continue with our successful endeavor into the Destination era. In addition, we believe it sends a tangible signal to our agents of their continued importance to us.

While Progressive continues to deliver impressive results, I’d like to take this opportunity to focus on one of the most important reasons why - our people and culture. In keeping with the theme from the 2018 annual report of Together, I’d like to share what it’s like behind the curtain at Progressive, and how our people work together every day to deliver these results.

Our Strategy statement and the company’s success start with our people and culture, and the foundation for both are our Core Values. Some companies talk about their values being foundational. At Progressive, we actively live our Core Values. These Core Values regularly surface in our conversations and meetings, defining how we make decisions and treat each other as we grow, and are especially present during some of our most challenging moments. For example, we see natural disasters as our opportunity to help our customers during their greatest time of need - and at Progressive, there’s more to the story.

Consistent with our Core Values, we often help our local agency partners and employees who are also affected in these situations. I could provide many examples - like during the Louisiana floods a few years ago, where we provided agents with office space to work, plus care packages, complete with everything they needed to serve their customers, including computers, printers, and other office suppliers, or providing new laptops to agents affected by the recent California wildfires. It’s also important for us to connect daily with each of our employees in these areas to understand how they’re doing, how they’ve been impacted, and what they need. During Hurricane Harvey, we set up a process where employees from around the country sent gift cards to our impacted employees, while offices in other cities trucked food, water, diapers, and other supplies to these employees.

Where living our Core Values is foundational to our belief in winning in the right way, the key to delivering results is working together, collaboratively. You may know that nearly all 40,000 of Progressive’s employees financially share in our success through our Gainsharing program. However, it’s also important to note that each employee is expected to share their views and ideas, plus make significant contributions, regardless of their role or job title. We don’t have any easy jobs at Progressive, but we do have amazing and engaged employees. A great example is Ebony Walton, a supervisor in our Customer Relationship organization. In addition to her very demanding role, Ebony serves as a board member for one of our Employee Resource Groups and takes time to mentor and coach both her peers and staff. Our Chief Human Resource Officer reaches out to Ebony for her advice, and Ebony is often asked by her business unit’s President to accompany him and tell her story at every new hire class in their area. As a result, Ebony has been consistently recognized for her leadership. With highly engaged coworkers like Ebony, it’s no wonder that Progressive ranks in the 96th percentile on Gallup’s engagement index.

One of my leadership principles is that small gestures matter. I learned about a cute example of this several weeks ago and, maybe because I have a 91-year-old mom, it gave me a huge smile.

A 34-year employee in our subrogation department, Kathleen, was talking to her supervisor, Maureen, and mentioned her mom’s upcoming 90th birthday and shared the plans for her celebration. Kathleen mentioned that her mom loved getting cards in the mail, but unfortunately there weren’t many people left to send them anymore, since she has outlived most of her friends and family.  Maureen quickly said, “I’ll send her one.”  Little did Kathleen know that Maureen would also put the word on the street that a special birthday was in the works and shared the story with a handful of people, who in turn shared with another handful.   In true Progressive fashion, word spread, and Kathleen’s mom received cards from Progressive people across the country.  The cards contained heart felt messages for her to have the best day ever.

These aren’t infrequent examples, and rarely does a day go by when I’m not sent a note about what Progressive employees do for each other. That may seem trite, but I truly believe this is an important factor of why Progressive has been able to achieve the results it has for so many years and in the right way, following our values.

We value inclusive diversity in our workplace as it helps ensure each employee works together and contributes to their fullest. One of Progressive’s keys to achieving this goal is making inclusion the expectation, and a part of each of our jobs. A large number of employees are members of one of our nine Employee Resource Groups, which help bring daily focus to this expectation. Another example is Progressive’s Inclusion Week, which took place in June.

The week’s activities were open to all Progressive people and focused on the top five inclusive behaviors that help employees create an environment where everyone feels welcomed, valued, and respected. The end goal is that everyone can bring their whole selves to work every day to achieve their best results.

Many employees choose to have a long career with Progressive, so it’s essential for us to continually develop our talent. Progressive’s “promote from within” mindset helps ensure we build a pipeline of talent that understands the importance of our values, as they support our growth. For example, even though the number of new hires has grown quickly, our senior leaders find it more important than ever to take the time to share what they’ve learned with each new hire onboarding class. Our employees are ultimately entrepreneurs of their careers and responsible for charting their own paths. We provide them with tools like “Own It,” where they can learn what it takes, and build the competencies required, to succeed in their next role. We’re also transparent about available career opportunities, posting our jobs internally, so anyone who’s qualified for a role can apply. As a result, many of us, myself included, have been able to develop from cross-functional experiences in a broad variety of roles.

Progressive’s people and culture are how we’re able to succeed, and we do it together. I’d like to take this opportunity to thank all our Progressive people - it’s their vision, innovation, customer-focused mindset, hard work, and collaboration that together enable growth for decades to come.

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer